Filed by Fusion Medical Technologies, Inc.
Filed pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended, and deemed filed pursuant to
Rule 14a-12 promulgated under the Securities Act of 1934, as amended

Subject Company: Fusion Medical Technologies, Inc.
Commission File No.: 000–28460

Questions and Answers

Regarding Baxter International Inc.’s Acquisition of
Fusion Medical Technologies, Inc.
Addendum Dated - March 13, 2002

The following frequently asked questions and accompanying slide presentation are being provided to give employees of Fusion Medical Technologies, Inc. summary information about employee benefits and retention in connection with the proposed merger with Baxter International Inc.

Employee and Operational Questions

What is the Baxter vacation accrual and will our current time in service (seniority) be considered when we become Baxter employees?
Fusion employee’s current time in service (seniority) will be maintained when Fusion employees become Baxter employees and roll over to the Baxter payroll. The following table outlines the level of vacation based on seniority, for Baxter employees:

Less than 5 years = 2 weeks
5-9 years = 3 weeks
10-19 years = 4 weeks
20+ years = 5 weeks

What has been earned under the Fusion Bonus Plan? What payout percentage will the employees realize and when?
The Fusion Bonus plan, covering the period from January 1, 2001 through June 30, 2002, will pay out at 34%. This payout was determined by the Fusion Board of Directors on February 26, 2002, the date of the announcement, based on the achievement of the bonus program goals through that date. The bonus payments should occur approximately mid July 2002 and are expected to be administered through the Baxter payroll.

How will Fusion employees be integrated into the Baxter bonus program? When does the bonus payout occur?
All Fusion employees who roll over to the Baxter payroll, will be eligible to receive a bonus based on Baxter BioScience performance objectives through December 31, 2002. Bonus amounts vary by position. The payout for the Baxter bonus program is expected to occur approximately mid February 2003.

How many Baxter stock options will Fusion employees receive as part of the welcome stock option grant.
To welcome the Fusion employees to Baxter, a one-time grant of no less than 200 stock options will be given at time of closing the acquisition to all Fusion team members. The number of stock options vary by position. The Baxter stock options vest after three years. The one-time grant is subject to the approval of the compensation committee of the Baxter Board of Directors.

How long will Fusion employees be able to continue in the Fusion Employee Stock Purchase Plan?
Fusion employees who are currently enrolled in the Fusion Employee Stock Purchase Plan will continue to be able to make payroll contributions to the plan until the earlier of May 31, 2002 or the closing of the acquisition. Contribution levels may not be increased. No new purchase periods will begin prior to the close. Once Fusion employees become Baxter employees, they will have the option to enroll in the Baxter Employee Stock Purchase Plan.

BAXTER INTERNATIONAL INC. INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4 WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC) IN CONNECTION WITH BAXTER’S PROPOSED ACQUISITION OF FUSION MEDICAL TECHNOLOGIES, INC., AND BAXTER AND FUSION INTEND TO MAIL A PROXY STATEMENT/PROSPECTUS TO FUSION STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. ABOUT BAXTER, FUSION, THE MERGER, THE PERSONS SOLICITING PROXIES RELATING TO THE MERGER, THEIR INTERESTS IN THE MERGER, AND RELATED MATTERS. You will be able to obtain the documents and other filings by Baxter and Fusion with the SEC at www.sec.gov. In addition, you may obtain the documents filed with the SEC by Baxter in connection with this transaction free of charge by requesting them from Baxter International Inc. Investor Relations at One Baxter Parkway, Deerfield, Illinois 60015 or 847-948-2000, and you may obtain documents filed with the SEC by Fusion in connection with this transaction free of charge by requesting them from Fusion Medical Technologies, Inc. Investor Relations at 34175 Ardenwood Blvd., Fremont, California 94555 or 510-818-4610.

Fusion and its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Fusion stockholders in connection with the proposed transaction. Information about the directors and executive officers of Fusion is set forth in Fusion’s SEC Form 10–K for 2001 and Proxy Statement for 2000. This document will be made available free of charge at the SEC web site at www.sec.gov and from Fusion as described above.

This document contains forward-looking statements that involve risks and uncertainties, including approval by Fusion’s shareholders and actions of regulatory bodies that may impact the companies’ ability to complete the transaction, technological advances in the medical field, product demand and market acceptance, the effect of economic conditions, the impact of competitive products and pricing, foreign currency exchange rates and other risks detailed in the companies’ filings with the SEC. These forward-looking statements are based on estimates and assumptions made by management of Baxter and Fusion, that are believed to be reasonable, but are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.